SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
_________________________

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SECURED INCOME L.P.
(Name of Subject Company)

SECURED INCOME L.P.
(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

813901105
(CUSIP Number of Class of Securities)

_____________________________

GINA K. DODGE
WILDER RICHMAN RESOURCES CORPORATION
340 PEMBERWICK ROAD
GREENWICH, CT 06831
(203) 869-0900
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of
the Person(s) Filing Statement)

Copies to:

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, NY 10022
(212) 715-9100
____________________________

Amendment No. 1 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) initially filed by Secured Income L.P. (the “Partnership”) with the Securities and Exchange Commission on August 31, 2006, relating to the offer by MPF DeWaay Premier Fund 2, LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 9, LLC; MPF-NY 2006, LLC; Steve Gold; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd; MPF Special Fund 8, LLC; MP Value Fund 6, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MP Falcon Growth Fund 2, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MP Income Fund 16, LLC; MPF Senior Note Program I, LP; MPF Flagship Fund 11, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Fund 3, LLC; MPF Dewaay Fund 5, LLC; Real Estate Securities Fund 1983, LP; and MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”) to purchase up to 844,649 Units which constitutes 100% of the outstanding Units not already owned by the Purchasers and their affiliates at an offer price of $7 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between August 16, 2006 and September 18, 2006 or such other date to which this Offer may be extended, upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal included as exhibits to a Schedule TO filed by the Purchasers with the Securities and Exchange Commission on August 16, 2006 (as amended and supplemented by an Amendment No. 1 to Schedule TO dated September 19, 2006), which, as amended and supplemented from time to time, together constitute the tender offer (the “Offer”). The Offer will expire, unless extended, on October 6, 2006, at midnight, Pacific Standard Time.

Due to the reasons stated in the Schedule 14D-9 previously distributed in respect of the Offer, the Partnership recommends against tendering Units in the Offer, except for holders of Units who, because of their individual circumstances, require urgent liquidity in their investment at this time. The Partnership continues to believe that Unit holders may realize greater value through a sale of the Fieldpointe Property.

Item 8. Additional Information.

Item 8 is hereby supplemented as follows:

On or about September 14, 2006, Carrollton entered into an Agreement of Purchase and Sale (the “Agreement”) to sell the Fieldpointe Property to Rolling Park Management, LLC (the “Buyer”). The purchase price for the Fieldpointe Property is $25,500,000, subject to customary adjustments. The Agreement provides for a due diligence period of up to sixty days during which the Buyer may terminate the Agreement. Carrollton believes that the sale of the Fieldpointe Property could be consummated during the fourth quarter of 2006. However, there can be no assurance that the sale can be completed in that time frame, or at all.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 20, 2006

            SECURED INCOME L.P.
            By: Wilder Richman Resources Corporation, its general partner

            By: /s/ Richard P. Richman
            Name: Richard P. Richman
            Title:   President

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